                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               UNILAB CORPORATION
            ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
         ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    904763109
                          -----------------------------
                                 (CUSIP Number)

                                 G. Houston Hall
                              GHS Management, Inc.
                         8235 Douglas Avenue, Suite 420
                               Dallas, Texas 75225
                                 (214) 696-2700
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1997
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 7 Pages

                                  SCHEDULE 13D
CUSIP NO. 904763109                                            PAGE 2 OF 7 PAGES

1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

              GHS Management, Inc.

2      Check the Appropriate Box If a Member of a Group*
                                           a.  [ ]
                                           b.  [x]

3      SEC Use Only

4      Source of Funds*

              WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6      Citizenship or Place of Organization

              Texas

                     7      Sole Voting Power

  Number of                        -0-
   Shares
Beneficially         8      Shared Voting Power
  Owned By                         -0-
    Each
  Reporting          9      Sole Dispositive Power
   Person                          -0-
    With
                     10     Shared Dispositive Power
                                   -0-

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   -0-

12     Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]

13     Percent of Class Represented By Amount in Row (11)

                            0.0%

14     Type of Reporting Person*

              CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904763109                                            PAGE 3 OF 7 PAGES

1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

              G. Houston Hall

2      Check the Appropriate Box If a Member of a Group*

                                           a.  [ ]
                                           b.  [x]
3      SEC Use Only

4      Source of Funds*

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6      Citizenship or Place of Organization

              United States

                     7      Sole Voting Power
  Number of                        0
   Shares
Beneficially         8      Shared Voting Power
  Owned By                         0
    Each
  Reporting          9      Sole Dispositive Power
   Person                          0
    With
                     10     Shared Dispositive Power
                                   0

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   0

12     Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]

13     Percent of Class Represented By Amount in Row (11)

                            0.0%

14     Type of Reporting Person*

              IN; IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 904763109                                            PAGE 4 OF 7 PAGES

1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

              James C. Smith

2      Check the Appropriate Box If a Member of a Group*

                                           a.  [ ]
                                           b.  [x]
3      SEC Use Only

4      Source of Funds*

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6      Citizenship or Place of Organization

              United States

                     7      Sole Voting Power
  Number of                        0
   Shares
Beneficially         8      Shared Voting Power
  Owned By                         0
    Each
  Reporting          9      Sole Dispositive Power
   Person                          0
    With
                     10     Shared Dispositive Power
                                   0

11     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   0

12     Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*[ ]

13     Percent of Class Represented By Amount in Row (11)

                            0.0%

14     Type of Reporting Person*

              IN; IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages


       This Amendment No. 4 to Schedule 13D relates to shares of the common stock (the "Common Stock") of Unilab Corporation (the "Issuer") and amends the initial statement on Schedule 13D filed on May 7, 1993 and all prior amendments thereto (collectively, the "Initial Statement"). The principal executive offices of the Issuer are located at 18448 Oxnard Street, Tarzana, CA 91356. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is hereby amended as set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of January 22, 1997, each of GHS, Mr. Smith and Mr. Hall may be deemed to own beneficially 0 shares of Common Stock (representing 0.0% of the outstanding Common Stock).

              (c) A schedule identifying all transactions in the Shares effected for the accounts of GHS during the past sixty days is included as Annex A hereto and is incorporated by reference in response to this Item 5(c).

              (e) As a result of the sale of transactions reflected in Item 5(c), GHS ceased to be the beneficial owner of more than five percent of the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              (a) Form of First Amended and Restated Limited Partnership Agreement of Falcon Fund, Ltd. dated as of June 30, 1991 (filed as Exhibit A to Amendment No. 1 and incorporated by reference herein).

                                                               Page 6 of 7 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: January 24, 1997                     GHS MANAGEMENT, INC.


                                           By: /s/ James F. Gallivan
                                              --------------------------------
                                              James F. Gallivan




Date: January 24, 1997                        /s/ G. Houston Hall
                                              --------------------------------
                                              G. Houston Hall





Date: January 24, 1997                        /s/ James C. Smith
                                              --------------------------------
                                              James C. Smith

                                                               Page 7 of 7 Pages


                                    ANNEX A
                      RECENT TRANSACTIONS IN COMMON STOCK
                                       OF
                               UNILAB CORPORATION


                                                                        Price
     For the           Date of           Nature of        Number of      per
    Account of       Transaction        Transaction         Shares     Share($)
   ------------      -----------        -----------       ----------   --------
 GHS                   1/20/97             Sale          350,600       $0.3793
                       1/21/97             Sale          360,800       $0.3716
                       1/22/97             Sale          461,000       $0.3713



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